UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ACE Convergence Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G0083D 120

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ACE Convergence Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,916,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,916,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,916,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 3,916,500 Class A ordinary shares of ACE Convergence Acquisition Corp. (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 3,916,500 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”), held directly by ACE Convergence Acquisition LLC (the “Sponsor”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2) The calculation assumes that there is a total of 26,916,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 10, 2021, as reported in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 3,916,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by the Sponsor.

1	NAME OF REPORTING PERSON Denis Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Behrooz Abdi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,916,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,916,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,916,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 3,916,500 Class A Ordinary Shares issuable upon conversion of 3,916,500 Class B Ordinary Shares held directly by the Sponsor. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is managed by its sole manager, Behrooz Abdi. Mr. Abdi may be deemed to beneficially own shares held by the Sponsor by virtue of his control over the Sponsor.

(2) The calculation assumes that there is a total of 26,916,500 Class A Ordinary Shares outstanding, which is the sum of (i) the 23,000,000 Class A Ordinary Shares outstanding as of December 10, 2021, as reported in the Report, and (ii) the 3,916,500 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held directly by the Sponsor.

Explanatory Note

The Reporting Persons (as defined below) and Sunny Siu collectively filed a Schedule 13G with respect to the Class A Ordinary Shares of ACE Convergence Acquisition Corp. (the “Issuer”) on February 2, 2021 (the “Original Schedule 13G”). As of October 13, 2021, Sunny Siu and Denis Tse ceased to be managers of the Sponsor (as defined below). Therefore, as of such date, neither Mr. Siu nor Mr. Tse beneficially owns any shares of Class A Ordinary Shares of the Issuer held by the Sponsor. This Amendment No. 1 to the Original Schedule 13G shall constitute an “exit” filing by Mr. Tse. Mr. Siu is separately filing a Schedule 13G to report his beneficial ownership of Class A Ordinary Shares of the Issuer.

Item 1(a).	Name of Issuer:

ACE Convergence Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1013 Centre Road, Suite 403S, Wilmington, DE 19805

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	ACE Convergence Acquisition LLC (the “Sponsor”)
2.	Denis Tse
3.	Behrooz Abdi

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1013 Centre Road, Suite 403S, Wilmington, DE 19805

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G0083D 120.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

As of October 13, 2021, Denis Tse ceased to be a manager of the Sponsor and, as a result, does not beneficially own any Class A Ordinary Shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

ACE Convergence Acquisition LLC

By:	/s/ Behrooz Abdi
	Name:	Behrooz Abdi
	Title:	Chief Executive Officer

Denis Tse

By:	/s/ Denis Tse

Behrooz Abdi

By:	/s/ Behrooz Abdi